

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

<u>Via E-mail</u>
Min Xiahou
Chief Executive Officer
SPI Energy Co., Ltd.
7F/B Block, 1st Building, Jinqi Plaza
No. 2145 Jinshajiang Road, Putuo District
Shanghai, P.R. China

     Re: SPI Energy Co., Ltd.
            Amendment No. 1 to Registration Statement on Form F-4
            Filed June 24, 2015
            File No. 333-204069
            Solar Power Inc.
            Form 10-K for fiscal year ended December 31, 2014
            Form 10-Q for the Quarterly Period Ended March 31, 2015
            Forms 8-K filed February 13, 2015 and March 19, 2015
            File No. 000-50142

Dear Mr. Xiahou:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 5, 2015 letter.

Min Xiahou
SPI Energy Co., Ltd.
July 20, 2015
Page 2

SPI Energy Co., Ltd

Form F-4 filed May 11, 2015

1.   We note your response to comment 6, yet it is unclear why you have removed the risk
      factor "upon further review." Please clarify why you believe you do not expect to be
      designated as a utility given your two proposed business models.

The e-commerce and investment business…, page 36

2.   While we note your revisions to comment 7, please expand to clarify the extent of the
      risks. For example, what happens if you are unable to pay investors?

If the PRC government finds that the structure, page 41

3.   We note your response to comment 8. It remains unclear how you determined not to
      include an opinion from PRC counsel regarding your compliance or non-compliance with
      PRC law. Please advise.

The shareholders of Solar Energy E-Commerce…, page 43

4.   We note your additional disclosure regarding laws of the State of California in response
      to comment 9. As it appears this language could imply that the risk is mitigated by these
      laws, please revise clarify how this could adversely affect investors.

Material United States Federal Income Tax…, page 69

5.   It appears you continue to reference holding of SPI Ordinary Shares rather than ADS in
      the first paragraph. Please revise or advise.

Business of Solar Power, Inc., page 75

6.   We note your response to comment 11 and your revisions to page 88. It is unclear why
      you continue to describe yourself on page 75 as a "leading provider of PV solutions for
      business, residential, government and utility customers and investors." It appears from
      your disclosure you do not provide PV solutions to residential or government customers
      or to investors, please make appropriate revisions throughout the prospectus or advise.

7.   We note your response to comment 12, but the revised disclosure you reference on pages
      75 and 88 do not appear to describe any primary or greenfield project originations.
      Please revise to remove the reference to primary or greenfield projects or advise.

8.   It remains unclear why you believe it is appropriate to state that your projects in
      development will be "highly sought after by purchasers" based on evidenced of having a

purchase agreement or letter of intent for some of the projects. Please revise to remove this statement or advise.

9.   We note your response to comment 16 that you include in "projects in announced pipeline" projects the company "intends to acquire." However, it is unclear what you mean when your response describes the company "intends to acquire" the projects. For example, does that mean you have an agreement to acquire these projects?   Please explain and revise your disclosure accordingly.

10.   We note your response to comment 53.   Please revise your disclosure to include discussion of your contractual arrangements, including that the equity pledge agreements may not be registered and enforceable. Include or modify any related risk factor as necessary.

E-Commerce and Investment Business, page 86

11.   We note your response to comment 19 regarding your e-commerce and investment platform. Please clarify what you mean when you state that you are targeting customers "outside China".

12.   We note your response to comment 20.   It is unclear how you restrict your offers and sales of the investment products you offer on your web site to investors outside the United States. Please provide us your analysis of how you are able to rely on Regulation S for such activities.

13.   We note your response to comment 22 and that the "functionalities have not been fully operational" so you removed the disclosure. It is unclear why you believe it is appropriate to remove this disclosure if the information is available on your web site. It is unclear what you mean when you state that these are "embedded functionalities." Please revise or advise.

Liquidity, page 105

14.   We note from your response to prior comment 47 that all EPC projects except for the Saiwei project have been billed in accordance with contractual milestones. Please tell us how your discussion considered the requirements of Item 303(a)(1) of Regulation S-K. For example, tell us whether the uncertainties related to your ability to collect from your customers will result in or are reasonably likely to result in your liquidity decreasing in any material way. Also explain to us how you determined that your costs and estimated earnings on uncompleted contracts are properly classified as current at December 31, 2014.

Item 18. Financial Statements

Interim Financial Statements

Note 1. Description of Business and Basis of Presentation, page F-6

15.	Further to your response to comment 54, please explain who the lessee (project developer of the solar PV system) is in your tri-party lease agreements. Discuss whether you are ever the lessee or whether this is always a third party. If third parties are involved, please tell us whether any of the third parties are related parties and the nature of the relationship.

16.	In response to comment 55, you told us that Solar Energy earns a service fee of 0.5% - 2% of the initial purchase price of the leased assets. In response to comment 54, you told us that the lessee pays you 10% - 12.3% of the purchase price each year, you pay 8% - 10.3% to the investor, and you deduct 0.5% - 2% (the same percentages as those owed to Solar Energy) for your annual fee. Please explain the business purpose of these transactions from your perspective and whether and how you are able to earn revenues that exceed your costs. Explain to us how you evaluate and account for any expected losses related to these contracts. Cite any authoritative literature upon which you are relying.

17.	Further, explain in more detail how the lease transactions meet the requirements of FASB ASC 840-10-25-43(b) and ASC 840-10-25-42. Tell us where you have reflected these transactions in your financial statements and the amounts included as of and for the six months ended June 30, 2015. In your response, include a discussion of how you are accounting for the payments to Solar Energy.

18.	As a related matter, please explain what agreements were enforceable at March 31, 2015. Explain to us how you evaluated those agreements under FASB ASC paragraphs 810-10-25-38 through 38J.

Note 8. Prepaid Expenses and Other Current Assets, page F-12

19.	We note from your response to comment 57 that under the Acquisition Framework agreement, you shall acquire 95.68% of the shares in Guo Dian Nai Lun Te Zuo Qi Photovoltaic Power Generation LLC at an aggregate purchase price of $100 million. Please reconcile this with your disclosure in this footnote, which indicates the deposit under the Acquisition Framework agreement is not related to any specific entities' acquisitions. Revise to disclose the nature and terms of your commitment in the notes to the financial statements. Refer to FASB ASC 440-10-50-1.

Note 19. Commitments and Contingencies

Capital Commitments, page F-23

20.   In response to comment 58, you told us that the capital commitments of $56.5 million as of March 31, 2015 were related to contracts signed with vendors for services rendered or components, including solar modules used in the construction of solar PV systems being developed by you. The current disclosure on page F-23 states that the amount relates to commitments to acquire the business and property, plant and equipment associated with your expansion of the PV solar systems business which is not consistent with your response. Please correct the disclosure.

21.   Further, in regards to your incomplete acquisitions, please revise the filing to explain why commitments made under definitive framework agreements have not been included in your capital commitments disclosures. Refer to FASB ASC 440-10-50-1.

Annual Financial Statements

Note 2 – Summary of Significant Accounting Policies

(h) Receivables and Allowance for Doubtful Accounts, page F-37

22.   The information in your response to comment 36 is different than your disclosure on page F-37. We note that 95% and 92% of your revenues in 2014 and 2013, respectively, relate to EPC services based on Note 24. The current disclosure in this note appears to relate to product sales, such as solar modules. Please revise your discussion of payment terms and accounting policies for bad debt expense to address your EPC services business. Refer to FASB ASC 310-10-35-8.

(q) Revenue Recognition, page F-41

23.   In response to comment 40, you told us that costs for direct materials and solar modules are included as part of the costs incurred for percentage of completion when those direct materials and solar modules have been permanently placed or affixed to the solar power system as required by engineering designs. Please revise your disclosure to clearly disclose this accounting policy for your direct material and solar module costs under percentage-of completion accounting.

24.   Further to your response to comment 43, considering the possible changes to the revenues you derive under your PPA agreements, please tell us whether you test the recoverability of these assets in response to those changes. Summarize the results of any reviews you performed in 2013, 2014, or through June 30, 2015. Refer to FASB ASC 360-10-35-17 and 35-21.

Note 3 – Business Combinations, page F-44

(a) Acquisition of Sinsin, page F-44

25.   Further to your response to prior comment 44, please explain your process for determining the fair value of the eight acquired photovoltaic plants and how that process considered the fair value of the related intangible assets related to the license and permits and PPA agreements. We note that the amount of goodwill recognized for this acquisition, $66 million, is significant considering the nature of the business acquired. Please provide us with a more detailed explanation of how you considered the valuations for the photovoltaic plants acquired and what the value of the goodwill represents. Tell us about any intangible assets acquired that did not qualify for separate recognition. Refer to FASB ASC 805-30-50-1(a).

(b) Acquisition of Xinte, page F-45

26.   With respect to the Share Pledge Agreement, please describe to us the significant terms of the Purchase and Factoring Agreement referred to in your response to comment 45. Include an explanation related to your reference to Xinte and SPI Meitai Suzhou advancing payments in accordance with the Purchase Agreement and Factoring Agreement. Also, tell us the payment terms for your purchase consideration of Xinte and how much you have paid to date.

Note 7. Costs and Estimated Earnings in Excess of Billings on Uncompleted Contracts, page F-48

27.   With respect to your response to comment 47, please address the following:

- For each of the three projects, briefly describe to us the nature and size of the project and the expected dates for meeting the payment milestones.
- Tell us whether the customers, other than Saiwei, have paid the 3-10% down payment and have otherwise met all of their payment obligations. Discuss the amounts and status of any amounts that are past due or were not remitted according to the original terms. Your response only appears to address that you billed the customers but not whether they paid.
- Describe to us the terms of the guarantee for which the customer withholds 5–10% of the payment and how you consider the guarantee in your accounting.

28.   With respect to the Saiwei project, your response states that the project is 100% complete. To help us better understand the status of the project, please address the following:
- Tell us the amount of any payment obligations this customer has made under the agreement.

- Tell us the amount of revenues and costs recognized for this project in your financial statements for each period presented.
- Explain why, if the project is complete, you have not billed the customer and you continue to include $18 million in costs and estimated earnings in excess of billings.
- Tell us in more detail why you refer to your discussions with the customer as settlement discussions and why you believe the risk of non-recoverability is low and no bad debt reserve is accrued. If the customer is disputing any of the amounts, please describe the dispute and tell us the amounts disputed.

Note 20. Income Taxes, page F-60

29.   We note your response to comment 48. Please amend to include the disclosure required by ASC 740-30-50-2(b).

Note 24. Segment information, page F-65

30.   We note your response to comment 50. Please provide us with the following additional information about your segments. The information should be based on the company's current operations.

- Please tell us the titles of the person (or persons) that you designate as your CODM. Refer to FASB ASC 280-10-50-5 and 50-8.
- Please provide us with your organizational chart showing the management reporting structure for your operations. The chart should at least include the CODM along with any positions that report directly to the CODM and may also need to include other levels of management, such as the next level of positions directly reporting to the direct reports of the CODM.
- Please describe the contents of the information that your CODM regularly reviews to make decisions about resources to be allocated and assess performance. Include the frequency of the information, how the information is provided, and the type of information included. Refer to FASB ASC 280-10-50-1.
- Please explain your budgeting process. Include a discussion of the frequency of the budgeting process and the structure and levels at which budgets are prepared. Explain how the budgets are used by management.
- Please briefly explain the nature of any performance-based compensation for the management shown in the organization chart.

Note 25. Related Party Transactions, page F-66

31.   For each material related party transaction disclosed, please revise to disclose the nature of the relationship(s) involved as required by FASB ASC 850-10-50-1(a).

32.   In the sixth paragraph you disclose that payables of $32.7 million were netted against receivables of $3.9 million, amounting to a net payable of $28.8 million as of December

30, 2014, and this amount was subject to your settlement agreement with LDK HK. Please respond to the following:

- Reconcile the net payable subject to the settlement of $28.8 million, with the similar disclosure on page 119 stating that the amount subject to settlement is $17.8 million.
- Reconcile the parties to the settlement agreement. For example, on page F-66 you disclose that the agreement is with LDK concerning LDK HK, while on page 119 you disclose that the agreement is with LDK Solar HK.
- In the second paragraph of this note, you disclose that there are no accounts receivable from LDK as of December 31, 2014. Please reconcile with your disclosure in the sixth paragraph that accounts receivable from LDK were $3.9 million as of December 31, 2014.
- In the third paragraph of this note, you disclose that accounts payable to LDK as of December 31, 2014 are $34.2 million. Please reconcile with your disclosure in the sixth paragraph that accounts payable from LDK are $32.7 million as of December 31, 2014.

33.   In the sixth paragraph, you also disclose that you paid LDK $380,000 in December 2014 and, excluding the liability of $17.8 million to be waived under the settlement, you had a remaining payable of $16.4 million as of December 31, 2014 which is still subject to previously agreed terms of payment. Please tell us whether the $16.4 million is in addition to the $11 million owed to LDK HK and reconcile your disclosures in this note regarding your payables to show us how those amounts consider the remaining payable of $16.4 million. Disclose the payment terms for the $16.4 million as required by FASB ASC 850-10-50-1(d).

34.   Please revise to disclose the payment terms for the settlement agreement, similar to your disclosure on page 119, as required by FASB ASC 850-10-50-1(d).

35.   Provide a similar reconciliation for the amounts in Note 22 on page F-25 for your balances as of March 31, 2015. Disclose the payment terms for the $12.9 million as required by FASB ASC 850-10-50-1(d).

Note 26. Subsequent Events, page F-66

(b) Business Acquisitions, page F-67

36.   We note from your response to comment 51 that Solar Power filed financial statements and pro forma financial information for the acquisition of Sinsin in a Form 8-K. Please explain to us why these financial statements and pro forma information are not provided in your Form F-4 pursuant to Item 14(h) of Form F-4 and Rule 3-05 and Article 11 of Regulation S-X, and provide us with your computations of significance for Sinsin as they relate to SPI Energy. We note that the Form 8-K filed by Solar Power is not incorporated

by reference into the Form F-4. Provide similar explanations and information for your other probable acquisitions.

(d) Acquisitions through Contractual Agreements, page F-68

37.   Please revise to disclose the nature of the relationships involved with the nominee equity holders as required by FASB ASC 850-10-50-1(a).

Form 10-K for the Fiscal Year Ended December 31, 2014

38.   We note the changes made to your Form F-4. Where applicable, please amend your December 31, 2014 Form 10-K and March 31, 2015 Form 10-Q to make similar changes.

Forms 8-K filed February 13, 2015

Exhibit 99.7

39.   We note your response to comment 60. As noted in Rule 11-02(a) of Regulation S-X, pro forma statements should assist investors in analyzing the future prospects of the registrant. Given that partial results of these subsidiaries are included in Sinsin's December 31, 2013 results of operations, it would appear that investors would better analyze these future prospects if provided with a pro forma statement of operations for the entire period ending December 31, 2013. In addition, we note that Sinsin incurred significant expenses during the period ending December 31, 2013. Please amend the filing to provide a pro forma statement of operations for the year ended December 31, 2013 to comply with Rule 8-05(b)(1) of Regulation S-X.

         You may contact Eric Atallah at 202-551-3663 or Kaitlin Tillan Assistant Chief Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Daniel Morris, Special Counsel, at 202-551-3314 with any other questions.

                                        Sincerely,

                                        /s/ Daniel Morris for

                                        Amanda Ravitz
                                        Assistant Director

cc: (via E-mail) Daniel Eng